

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 20, 2017

Alexander W. Pease
Executive Vice President, Chief Financial Officer
Snyder's-Lance, Inc.
13515 Ballantyne Corporate Place
Charlotte, NC 28277

> **Re:** **Snyder's-Lance, Inc**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 28, 2017**
> **Response Dated June 9, 2017**
> **File No. 000-00398**

Dear Mr. Pease:

We have reviewed your June 9, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2017 letter.

Form 10-K for the Fiscal Year ended December 31, 2016

Note 19 – Segment Reporting, page 82

1.   Your response to prior comment number 11 from our comment letter dated May 11, 2017 indicates that you believe your branded products can be categorized as Core brands and Allied brands and that these categories represent groups of similar products for purposes of reporting under FASB ASC paragraph 280-10-50-40.

However, your response also indicates that profitability and net price realization of individual core brands can be impacted by the level of trade spending and the type of customer. Additionally, we note public remarks attributed to your CFO which explain that, within your Core brands, you view three strata of brands - "high growth" such as Late July and Kettle; "manage for cash" such as Cape Cod; and "manage for growth" such as Pop Secret. We also note public remarks describing the importance of "better-for-you" products.

Given these apparent differences between brands and products within your Core brands, further explain to us why you believe Core brands represent an appropriate grouping of similar products for purposes of reporting under FASB ASC paragraph 280-10-50-40.

2.   Tell us how your response indicating that your products are sold to the same or similar customers is consistent with remarks attributed to your CFO indicating that certain of your brands are dominated by customers from the boomer generation, such as Snyder's of Hanover and Lance sandwich crackers, while other brands are dominated by customers from the millennial generation such as Kettle.

3.   Provide us, as supplemental information, an analysis of sales for the three years ended December 31, 2016 for each brand within your Core products, grouped by "high growth," "manage for cash," and the "manage for growth" categories, and separately, for each brand within the "better-for-you" category.

4.   Tell us how profitability and growth rates of your "better-for-you" products compare to your other products.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources